

811-02699
Branch 18
AIM GROWTH SERIES



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.



January 24, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Memorandum and Order** in *Lawrence Zucker, et al. v. A I M Advisors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

PROCESSED
FEB 24 2005
THOMSON FINANCIAL

S:\srr\Litigation\Zucker v AIM\Corr\L-012405SEC.doc
012405 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

LAWRENCE ZUCKER, on behalf of AIM Small Cap Growth Fund/A, AIM Small Cap Growth Fund/B, AIM Small Cap Growth Fund/C, and AIM Limited Maturity Treasury Fund/A,	§	
Plaintiff,	§	
v.	§	
AIM ADVISORS, INC., BOB R. BAKER, JAMES T. BUNCH, GERALD J. LEWIS, LARRY SOLL, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, LOUIS S. SKLAR, ROBERT H. GRAHAM, and MARK H. WILLIAMSON,	§	CIVIL ACTION NO. H-03-5653
Defendants, and	§	
AIM INVESTMENT SECURITIES FUND and AIM GROWTH SERIES,	§	
Nominal Defendants.	§	

MEMORANDUM AND ORDER

Pending is Defendants' Motion to Dismiss and/or for Summary Judgment (Document No. 34). After carefully considering the motion, response, reply, and the applicable law, the Court concludes as follows:

I. Background

Plaintiff Lawrence Zucker ("Plaintiff"), a shareholder in the

AIM Small Cap Growth Fund/A,[1] brings this action pursuant to § 36(b) of the Investment Company Act of 1940 (the "ICA"), 15 U.S.C. § 80a-35(b), against the Funds' investment advisor, AIM Advisors, Inc. (the "Advisor").[2] Plaintiff alleges that the Advisor breached its fiduciary duty under the ICA by collecting excessive marketing, distribution, and other advisory fees from the Funds after the Funds were closed to new investors. *See* Document No. 9. ¶¶ 22-28. Plaintiff seeks to recover those fees on behalf of the Funds. Id. In addition, Plaintiff brings state law breach of fiduciary duty claims against the Advisor and the individual Defendants affiliated with it (the "Trustees")[3] (collectively, "Defendants"), and further asserts a state law claim for corporate waste against the Trustees. See Document No. 9 ¶¶ 29-39.

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[1] Although Plaintiff pleads that he is a shareholder only in the AIM Small Cap Growth Fund, he purports to bring this action on behalf of investors in AIM Limited Maturity Treasury Fund/A, (collectively, the "Funds") as well. *See* Document No. 9 ¶¶ 1, 8.

[2] This case and Cause No. 03-5744, Stanley Lieber v. Invesco Funds Group, Inc., AIM Advisors, Inc., et al., raise common questions of law and fact, involve many of the same named parties, and the same counsel appear for the parties in each case. The parties are invited to consider whether these cases should be consolidated pursuant to Fed. R. Civ. P. 42, to help avoid unnecessary costs and delay. Today the Court is separately issuing virtually identical Memoranda and Orders in the two cases, which hardly seems necessary or efficient.

[3] The Individual Defendants--Bob Baker, James Bunch, Gerald Lewis, Larry Soll, Frank Bayley, Bruce Crockett, Albert Dowden, Edward Dunn, Jr., Jack Fields, Carl Frischling, Prema Mathai-Davis, Lewis Pennock, Ruth Quigley, Loius Sklar, Robert Graham, and Mark Williamson--are the trustees of the nominal defendants: AIM Investment Securities Fund and AIM Growth Series ("Nominal Defendants"). *See* Document No. 9 ¶¶ 12-14.

Defendants move to dismiss and/or for summary judgment on Plaintiff's claims, arguing that: (1) Plaintiff's federal claim is not cognizable under § 36(b) because the Advisor was not the "recipient" of the advisory fees; (2) even if the Advisor was a recipient of such fees, Plaintiff still fails to state a legally cognizable claim under § 36(b) because Plaintiff does not allege that the fees charged were disproportionate to the services rendered; and (3) Defendants did not breach their fiduciary duties or commit corporate waste, because the fees collected were proper under National Association of Securities Dealers ("NASD") Rule 2830, as interpreted by NASD Notice to Members 93-12, which states that an investment advisor may continue collecting fees pursuant to Rule 12b-1 of the Securities and Exchange Commission ("Rule 12b-1"), 17 C.F.R. § 270.12b-1, even after a mutual fund closes to new investors. *See* Document No. 34, at i. In addition, Defendants contend that because Plaintiff's § 36(b) claim fails as a matter of law, the Court should decline to exercise supplemental jurisdiction over Plaintiff's state law claims. Id. Finally, Defendants move to dismiss all claims brought by Plaintiff on behalf of AIM Limited Maturity Treasury Fund/A, arguing that Plaintiff lacks standing to sue on behalf of a fund in which he is not a shareholder. Id.

II. Standard of Review

Because Defendants have submitted matters outside of the pleadings in support of their motion to dismiss Plaintiff's claims, the motion must be treated as a motion for summary judgment and evaluated pursuant to FED. R. CIV. P. 56. *See* FED. R. CIV. P. 12(b). Rule 56(c) provides that summary judgment "shall be rendered forthwith if the pleadings, depositions, answers to interrogatories, and admissions on file, together with the affidavits, if any, show that there is no genuine issue as to any material fact and that the moving party is entitled to a judgment as a matter of law." FED. R. CIV. P. 56(c). The moving party must "demonstrate the absence of a genuine issue of material fact." Celotex Corp. v. Catrett, 106 S. Ct. 2548, 2553 (1986).

Once the movant carries this burden, the burden shifts to the nonmovant to show that summary judgment should not be granted. Morris v. Covan World Wide Moving, Inc., 144 F.3d 377, 380 (5th Cir. 1998). A party opposing a properly supported motion for summary judgment may not rest upon mere allegations or denials in a pleading, and unsubstantiated assertions that a fact issue exists will not suffice. Id. "[T]he nonmoving party must set forth specific facts showing the existence of a 'genuine' issue concerning every essential component of its case." Id.

In considering a motion for summary judgment, the district court must view the evidence "through the prism of the substantive evidentiary burden." Anderson v. Liberty Lobby, Inc., 106 S. Ct. 2505, 2513 (1986). All justifiable inferences to be drawn from the underlying facts must be viewed in the light most favorable to the nonmoving party. Matsushita Elec. Indus. Co. v. Zenith Radio Corp., 106 S. Ct. 1348, 1356 (1986). "If the record, viewed in this light, could not lead a rational trier of fact to find" for the nonmovant, then summary judgment is proper. Kelley v. Price-Macemon, Inc., 992 F.2d 1408, 1413 (5th Cir. 1993) (citing Matsushita, 106 S. Ct. at 1351). On the other hand, if "the factfinder could reasonably find in [the nonmovant's] favor, then summary judgment is improper." Id. Even if the standards of Rule 56 are met, a court has discretion to deny a motion for summary judgment if it believes that "the better course would be to proceed to a full trial." Anderson, 106 S. Ct. at 2513.

III. Discussion

A. Plaintiff's Claim Under § 36(b) of the ICA

Section 36(b) of the ICA provides that the investment advisor of a registered investment company has a "fiduciary duty with respect to the receipt of compensation for services" paid by the company or its shareholders to the investment advisor or its affiliates.[4] 15 U.S.C. § 80a-35(b). In addition, § 36(b) authorizes a private cause of action by a shareholder on behalf of the company against the investment advisor, "or any affiliated

[4] It is undisputed that the Funds qualify as registered investment companies under the ICA. *See* 15 U.S.C. §§ 80a-2(8); 80a-3.

person of such investment advisor," for "breach of fiduciary duty in respect of . . . compensation" paid by the company to the investment advisor or its affiliated person.[5] Id. Importantly, however, "no such action shall be brought or maintained against any person other than the recipient of such compensation," and "[a]ny award of damages against such recipient shall be limited to the actual damages resulting from the breach of fiduciary duty and shall in no event exceed the amount of compensation or payments received . . . by such recipient." 15 U.S.C. § 80a-35(b)(3).

In his First Amended Complaint, Plaintiff alleges that the Funds paid excessive fees "to its investment advisor AIM Advisors, Inc. ('AIM' or the 'Advisor') and/or to affiliates of the Advisor . . . ." Document No. 9 ¶ 1. The Advisor, however, has presented summary judgment evidence that it was not a recipient of the challenged fees, and therefore is not subject to suit under § 36(b)(3). The affidavit of Kevin M. Carome, Senior Vice President, Secretary, and General Counsel to Defendant AIM Advisors, Inc. avers that "AIM Advisors, Inc. does not receive and has not received any 12b-1 fees" from or in connection with the Funds. *See* Document No. 34 ex. C. Plaintiff responds that

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[5] This fiduciary duty is breached when the investment advisor, or an affiliated person, charges "a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 928 (2d Cir. 1982).

"regardless of whether [the Advisor] collected the improper 12b-1 fees directly, it is an appropriate defendant under a [sic] § 36(b) for the allegedly excessive 12b-1 fees collected through its affiliate." Document No. 40, at 4.

"Congress took great pains to specify who may be held liable and from whom damages may be recovered under section 36(b)." Green v. Fund Asset Mgmt., L.P., 147 F. Supp. 2d 318, 330 (D.N.J. 2001) (citing 15 U.S.C. § 80a-35(b)), *aff'd* 286 F.3d 682 (3d Cir. 2002), *cert. denied*, 123 S. Ct. 116 (2002). Although § 36(b) specifies several parties against whom an action for breach of fiduciary duty potentially may be brought, *see* 15 U.S.C. § 80a-35(b), the statute also significantly qualifies such right of action: "[n]o such action shall be brought or maintained against any person other than the *recipient* of such compensation," *see* 15 U.S.C. § 80a-35(b)(3) (emphasis added). *See also* Jerozal v. Cash Reserve Mgmt., Inc., No. 81 Civ. 1569, 1982 WL 1363, at *6 (S.D.N.Y. Aug. 10, 1982) ("[T]he numerous parties subject to liability under section 36(b) are only liable for receipt of compensation or payments for investment advisory services."). In other words, although investment advisors and affiliated persons may be subject to liability under § 36(b), a shareholder may sue both the investment advisor and the affiliated person only if both received the excessive fees. Here, Plaintiff has sued only the Advisor, and the summary judgment evidence conclusively establishes that the Advisor was not the actual recipient of the 12b-1 fees. *See* Document No. 34 ex. C. *Allowing Plaintiff to maintain an action against the Advisor on the* theory that it was an indirect recipient of the 12b-1 fees would abrogate the limitation imposed by § 36(b)(3), and thwart Congress's judgment concerning the appropriate remedy for violations of § 36.[6] Thus, Plaintiff's § 36 claim against the Advisors must be dismissed.

In his response to the Advisors' motion for summary judgment, Plaintiff states that "[t]he improper 12b-1 fees alleged in the complaint were, upon information and belief, received by "AIM Distributors, Inc. ("ADI"), the distributor of the [Funds] that is an affiliate of [the Advisor]." Document No. 40, at 5. Plaintiff asks to amend his First Amended Complaint to add ADI as a defendant in this action. *See* id. at 6 n.5. Assuming Plaintiff's allegations are true, Plaintiff has identified a party potentially subject to liability under § 36. *See* 15 U.S.C. §§ 80a-2(a)(3) (defining "affiliated person"); 80a-35(b) (subjecting to liability "affiliated persons"). Plaintiff's request is therefore granted,

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[6] *See* Green, 147 F. Supp. 2d at 330 (holding that investment advisor's officers, whose salaries came from fees paid to the investment advisor, were not liable under § 36(b) even though they may have indirectly received fees); Halligan v. Standard & Poor's/ Intercapital, Inc., 434 F. Supp. 1082, 1085 (D.C.N.Y. 1977) ("The section must be narrowly read to mean only those who receive money paid by the investment company for investment advisory services may be held liable for breach of their fiduciary duty with respect to such payments."); Tarlov v. Paine Webber Cashfund, Inc., 559 F. Supp. 429, 441 (D. Conn. 1983) (construing recipiency strictly under § 36(b)).

and Plaintiff will be granted leave promptly to amend his complaint to add ADI as a defendant to his § 36 claim.[7]

B. The Effect of NASD Rule 2830 on Plaintiff's State Law Claims

Defendants also move to dismiss Plaintiff's state law claims, arguing that because the SEC and NASD permit a fund that is closed to new investors to continue charging Rule 12b-1 fees, and because the fees paid by the Funds in this case did not exceed the maximum allowable under Rule 12b-1, the fees paid by the Funds were per se reasonable and cannot give rise to breach of fiduciary duty or corporate waste claims as a matter of law. Defendants point out that NASD Rule 2830 was promulgated pursuant to § 22 of the ICA, which authorizes the NASD to prescribe rules prohibiting its members from offering or selling to the public mutual fund shares that include an excessive sales load, so long as those rules allow for "reasonable compensation" to sales personnel. 15 U.S.C. § 80a-

[7] Pending action by Plaintiff to amend his § 36(b) complaint to name as a defendant the actual recipient of the disputed fees, the Court will retain supplemental jurisdiction over Plaintiff's state law claims, which do not presently merit dismissal, *see infra* p. 9-11. If Plaintiff chooses not to pursue a federal question claim, however, the Court will dismiss without prejudice the state law claims and Plaintiff may pursue them in state court. *See* 28 U.S.C. § 1367; Batiste v. Island Records Inc., 179 F.3d 217, 227 (5th Cir. 1999) (courts should consider the factors of judicial economy, convenience, fairness, and comity when deciding whether to exercise supplemental jurisdiction).

22(b)(1). Because § 22(b)(3)[8] contains a supremacy clause, Defendants argue, compliance with Rule 2830 constitutes a complete defense to § 36(b) and state law claims of fiduciary breach and/or corporate waste. *See* Document No. 45 ¶¶ 1-4.[9]

Defendants misconstrue Rule 2830. Although promulgated pursuant to ICA § 22, Rule 2830 is designed not to preempt § 36(b), but merely to limit sales charges imposed by NASD members under Rule 12b-1. The SEC has explained that "Rule 12b-1 was not intended to provide a 'safe harbor' from section 36 liability." *See* 53 Fed. Reg. 23,258, 23,272 n.128 (Jun. 21, 1988); *see also* Meyer v. Oppenheimer Mgmt. Corp., 764 F.2d 76, 82 (2d Cir. 1985)("[I]n proposing Rule 12b-1, the SEC emphasized that the Rule was not intended 'to reduce or limit in any way' the fiduciary duties imposed by section 36(b).")(citation omitted). Given that Rule 12b-1 does not create a "safe harbor" from § 36 liability, the proposition that NASD rules regulating conduct under Rule 12b-1 can themselves narrow the scope of § 36 liability is not persuasive. Indeed, Rule 2830 does not purport to do so. Rule 2830 essentially places a cap of Rule 12b-1 sales charges: "[t]he rule deems a sales

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[8] "If any provision of this subsection is in conflict with any provision of any law of the United States in effect on December 14, 1970, the provisions of this subsection shall prevail." § 80a-22(b)(3).

[9] Although Defendants focus on Rule 2830 in relation to § 36(b), their motion treats the Rule as sufficient to dispose of Plaintiff's state law claims as well.

charge excessive if it exceeds the rule's caps." *See* 69 Fed. Reg. 9726, 9727 (Mar. 1, 2004). It does not follow, however, that if charges conform to Rule 2830, they are *not* excessive for purposes of § 36(b). Although compliance with Rule 2830 is necessary, it is not necessarily sufficient to insulate one from § 36 liability. *See* Pfeiffer v. Bjurman, Barry & Assocs., CIV.A. No. 03 Civ. 9741 DLC, 2004 WL 1903075, at *5 (S.D.N.Y. Aug. 26, 2004)(rejecting argument that fees charged within maximum under Rule 2830 are per se reasonable). Thus, Defendants' argument that compliance with Rule 2830 precludes liability for breach of fiduciary duty and corporate waste claims under state law, which rests entirely on the false premise that compliance with Rule 2830 precludes § 36 liability, is unavailing. Should Plaintiff succeed in showing that the 12b-1 fees paid by the Funds were excessive in comparison to services rendered by the Advisors, Defendants will not be able to argue that they did not breach the fiduciary duties imposed by § 36 and/or state law (or commit corporate waste) simply because those fees were within the limit imposed by Rule 2830.

C. Plaintiff's Standing to Bring Suit on Behalf of Another Fund

Defendants further move to dismiss Plaintiff's state law claims brought on behalf of AIM Limited Maturity Treasury Fund/A (the "Limited Fund"), arguing that Plaintiff lacks standing to bring such claims.[10] FED. R. CIV. P. 23.1 requires a derivative plaintiff to be a shareholder *in the corporation on behalf of which* he sues. *See* FED. R. CIV. P. 23.1. Thus, "one who does not own shares in a corporation is not qualified to bring a derivative action" in its behalf. Kauffman v. Dreyfus Fund, Inc., 434 F.2d 727, 735 (3d Cir. 1970), *cert. denied*, 91 S. Ct. 1190 (1971). This ownership requirement is necessary because "[s]tanding to bring a derivative action in behalf of a corporation is justified only by the proprietary interest created by the shareholder relationship and the possible indirect benefits the nominal plaintiff may acquire *qua* stockholder of the corporation which is the real party in interest." Lewis v. Knutson, 699 F.2d 230, 238 (5th Cir. 1983) (quoting Kauffman, 434 F.2d at 735-36); Prudential-Bache Secs., Inc. v. Matthews, 627 F. Supp. 622, 624 (S.D. Tex. 1986)(Bue, J).

Plaintiff concedes that he is not a shareholder in the Limited Fund, but nevertheless argues that he has standing to bring state law claims on behalf of the Limited Fund, because it is similarly situated to the Fund in which he does own shares. *See* Document No. 40, at 10. This is virtually the same argument that was rejected by the Third Circuit in Kauffman, 434 F.2d at 735-37 ("Appellee would have us further hold, however, that he is also entitled to

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[10] Defendants also challenge Plaintiff's standing to bring a § 36 claim on behalf of AIM Limited Maturity Treasury Fund. The Court need not decide this question, however, because Plaintiff's § 36 claim against the Advisor has been dismissed.

bring a class derivative action on behalf of the 61 mutual funds in which he owns no shares but which are said to be similarly situated. . . . We are of the opinion that this position is untenable."). *Accord* Herman v. Steadman, 50 F.R.D. 488, 489-90 (S.D.N.Y. 1970) ("What plaintiff seeks to do is maintain a derivative action on behalf of mutual funds in which he holds no shares. Such a result is contrary to Rule 23.1 and to the decided cases and must be rejected."); Weiner v. Winters, 50 F.R.D. 306, (S.D.N.Y. 1970) (same). Although Plaintiff states that AIM Small Cap Growth Fund and the Limited Fund share the same investment advisor, board of trustees, and marketing and distribution agent, Plaintiff neither alleges nor presents any evidence that he has a proprietary interest in the Limited Fund. *See* Document No. 40, at 10-11. Accordingly, Plaintiff has not demonstrated that he satisfies the requirements of Rule 23.1, and his state law claims on behalf of the Limited Fund must therefore be dismissed.

IV. Order

For the foregoing reasons, it is hereby

ORDERED that Defendants' Motion to Dismiss and/or for Summary Judgment (Document No. 34) is GRANTED IN PART. Plaintiff Lawrence Zucker's claim under § 36(b) of the Investment Company Act against Defendants AIM Advisors, Inc. is DISMISSED on the merits. In addition, all of Plaintiff's remaining claims on behalf of AIM

Limited Maturity Treasury Fund/A are DISMISSED for Plaintiff's lack of standing. Defendants' Motion to Dismiss and/or for Summary Judgment is otherwise DENIED. It is further

ORDERED that Plaintiff is GRANTED leave within twenty (20) days after the entry of this Order to file an amended § 36(b) complaint against AIM Distributors, Inc., which he has identified as the actual recipient of the advisory fees about which Plaintiff complains.

The Clerk shall notify all parties and provide them with a true copy of this Order.

SIGNED at Houston, Texas, on this 19th day of January, 2005.



EWING WERLEIN, JR.
UNITED STATES DISTRICT JUDGE